UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                             Cannondale Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock ($.01 par value per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    137798104
                     --------------------------------------
                                 (CUSIP Number)

                                  Eileen Ambach
                             Chief Financial Officer
                          Pegasus Investors II GP, LLC
                                  99 River Road
                           Cos Cob, Connecticut 06807
                            Telephone: (203) 869-4400

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                  Carol M. Lind
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

                                  July 26, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.





                         (Continued on following pages)

                               (Page 1 of 11 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   2   of   11   Pages
------------------------                             ---------------------------


---------- ---------------------------------------------------------------------
     1     NAME OF REPORTING PERSONS:  Pegasus Partners II, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
---------- ---------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*             (a)  |_|
                                                                       (b)  |_|
---------- ---------------------------------------------------------------------
     3     SEC USE ONLY

---------- ---------------------------------------------------------------------
     4     SOURCE OF FUNDS
           OO
---------- ---------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)                                                |_|
---------- ---------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- ---------------------------------------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          981,517 shares
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                              -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           981,517 shares
------------------------------  ---------- -------------------------------------

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           981,517 shares
---------- ------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                      |_|
---------- ---------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.46%
---------- ---------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON
           PN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   3   of   11   Pages
------------------------                             ---------------------------


---------- ------------------------------------------------------------------

     1     NAME OF REPORTING PERSONS:  Pegasus Investors II, LP
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
---------- ------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*          (a)  |_|
                                                                    (b)  |_|
---------- ---------------------------------------------------------------------
     3     SEC USE ONLY

---------- ---------------------------------------------------------------------
     4     SOURCE OF FUNDS
           OO
---------- ---------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)                                        |_|

---------- ---------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

------------------------------- ---------- -------------------------------------
          NUMBER OF                 7      SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY           ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          981,517 shares
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           981,517 shares
------------------------------- ---------- -------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,517 shares
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.46%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   4   of   11   Pages
------------------------                             ---------------------------


---------- ---------------------------------------------------------------------

     1     NAME OF REPORTING PERSONS:  Pegasus Investors II GP, LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
---------- ---------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*          (a)  |_|
                                                                    (b)  |_|
---------- ---------------------------------------------------------------------
     3     SEC USE ONLY

---------- ---------------------------------------------------------------------
     4     SOURCE OF FUNDS
           OO
---------- ---------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(D) OR 2(E)                                        |_|
---------- ---------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- ---------------------------------------------------------------------
           NUMBER OF                7      SOLE VOTING POWER
            SHARES                         -0-
          BENEFICIALLY          ---------- -------------------------------------
           OWNED BY                 8      SHARED VOTING POWER
             EACH                          981,517 shares
          REPORTING             ---------- -------------------------------------
            PERSON                  9      SOLE DISPOSITIVE POWER
             WITH                          -0-
                                ---------- -------------------------------------
                                   10      SHARED DISPOSITIVE POWER
                                           981,517 shares
------------------------------- ---------- -------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,517 shares
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   |_|
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.46%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   5   of   11   Pages
------------------------                             ---------------------------

(1) This report is being filed in connection with the issuance by Cannondale Corporation (the "Issuer") of warrants, described in Item 4 below, to purchase an aggregate of 2,944,552 shares of common stock, par value $.01 per share, of the Issuer in favor of Pegasus Partners II, L.P. ("Pegasus Partners"). The number of shares of Common Stock of the Issuer purchasable by Pegasus Partners under these warrants is subject to reduction based upon the Issuer's satisfaction of certain obligations to Pegasus Partners as discussed in Item 4 below. Therefore, the warrants are currently exercisable only for the shares of Common Stock not subject to such reduction, totaling 981,517 shares of Common Stock, and Pegasus Partners disclaims beneficial ownership of the remaining 1,963,035 shares of Common Stock underlying the Warrants.

(2) Based on the Issuer's representations in the Note Purchase Agreement dated July 26, 2002 by and between the Issuer and Pegasus Partners, the terms of which are described in Item 4 below (the "Note Purchase Agreement"), the number of shares indicated represents approximately 11.46% of the total issued and outstanding shares of Common Stock as of July 26, 2002 (treating as outstanding for this purpose the shares of Common Stock subject to the Warrants but excluding those shares presently subject to the Clawback (as defined below)).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   6  of   11   Pages
------------------------                             ---------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.01 par value, of Cannondale Corporation, a Delaware corporation (the "Issuer"), including the associated stock purchase rights issued pursuant to the Rights Agreement dated as of December 22, 1997 between Cannondale and American Stock Transfer and Trust Company, as rights agent, as amended (the "Common Stock"). Cannondale's principal executive offices are located at 16 Trowbridge Drive, Bethel, Connecticut 06801.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Pegasus Investors II GP, LLC, a Delaware limited liability company ("Pegasus"), Pegasus Investors II, L.P., a Delaware limited partnership ("Pegasus Investors"), and Pegasus Partners II, L.P., a Delaware limited partnership ("Pegasus Partners"). Pegasus is the general partner of Pegasus Investors and is principally engaged in the business of serving as the general partner of Pegasus Investors. Pegasus is wholly owned by Pegasus Capital LLC, an entity controlled by Craig Cogut. Pegasus Investors is the general partner of Pegasus Partners and is principally engaged in the business of serving as the general partner of Pegasus Partners. Pegasus Partners is principally engaged in the business of investment in securities. The principal business address of Pegasus, Pegasus Investors and Pegasus Partners is 99 River Road, Cos Cob, Connecticut, 06807.

         Set forth on Schedule 1 attached hereto and incorporated herein by reference are the names and principal occupations of each executive officer of Pegasus. Each of these individuals is a citizen of the United States. The business addresses of each of these individuals is the same as the principal business address of Pegasus listed above. During the past five years, none of the filing parties, nor, to the best of their respective knowledge, any executive officer or director of such entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with, and as an inducement to Pegasus Partners' willingness to enter into, the Note Purchase Agreement, as defined and described in Item 4 of this Statement, the Issuer granted to Pegasus Partners (i) a warrant (the "Detachable Warrant") to purchase 1,516,479 shares of Common Stock pursuant to the Warrant Agreement dated July 26, 2002, a copy of which is attached hereto as Exhibit 2, and (ii) a warrant (the "Springing Warrant" and, together with the Detachable Warrant, the "Warrants") to purchase 1,428,073 shares of Common Stock pursuant to the Warrant Agreement dated as of July 26, 2002, a copy of which is attached hereto as Exhibit 3, in each case, as described in Item 4 of this Statement. Nominal consideration was paid by Pegasus Partners to the Issuer for the Warrants. The exercise price of each of the Warrants is $2.05 per share, subject to adjustment (the "Exercise Price"). If Pegasus Partners elects to exercise the Warrants to purchase shares not then subject to the Clawback (as defined below), it currently anticipates that the funds to pay the aggregate Exercise Price will come from additional investment from the limited partners of Pegasus Partners, the retirement of Notes or the surrender of shares underlying the Warrants ("Warrant Shares").

ITEM 4.  PURPOSE OF TRANSACTION.

         Note Purchase Agreement.

         On July 26, 2002, Pegasus Partners and the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement"), a copy of which is filed as
Exhibit 1 hereto. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in the Note Purchase Agreement. Pursuant to the Note Purchase Agreement, Pegasus Partners purchased $25 million aggregate principal amount of 20% Senior Secured Notes due July 25, 2007 of the Issuer. Interest on the Notes shall accrue at the rate of 7.5% per annum to be paid in cash and 12.5% per annum to be paid in additional Notes in a principal amount equal to the amount of such interest or, at the Issuer's option, in cash. In connection with the Note Purchase Agreement, Pegasus Partners and the Issuer entered into various ancillary agreements granting Pegasus Partners a security interest in substantially all of the assets of the Issuer.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   7  of   11   Pages
------------------------                             ---------------------------

         The Note Purchase Agreement contains certain restrictions on the conduct of the Issuer's business for so long as the Obligations remain outstanding, including, among other things, restrictions on the Issuer's ability to (i) incur indebtedness and liens on property, (ii) enter into certain business combinations, (iii) engage in new business lines, (iv) amend the terms of its outstanding indebtedness, (v) transfer or sell shares of capital stock, or securities convertible into capital stock, of the Issuer or its subsidiaries,
(vi) make investments and loans, (vii) guarantee indebtedness of others, (viii) enter into transactions with any of its affiliates or subsidiaries and (ix) make capital expenditures over specified amounts. The Note Purchase Agreement also includes affirmative obligations of the Issuer, including certain financial covenants.

         The description of the Note Purchase Agreement contained herein is qualified in its entirety by reference to the copy of the Note Purchase Agreement included as Exhibit 1 hereto, which is incorporated herein by reference.

         Warrants.

         In connection with, and as a condition and inducement to, Pegasus Partners' willingness to enter into the Note Purchase Agreement, the Issuer granted to Pegasus Partners the Detachable Warrant and the Springing Warrant, in each case subject to the Clawback. Prior to the exercise of the Warrants, Pegasus Partners is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Warrants (the "Warrant Shares"). The exercise price for the shares underlying each of the Warrants is $2.05, subject to adjustment pursuant to certain provisions of the Warrants (the "Exercise Price"). The number of Warrant Shares is also subject to adjustment pursuant to certain provisions of the Warrants. The holders of the Warrants shall have the benefit of certain affirmative and negative covenants contained in the Note Purchase Agreement, and certain of the affirmative covenants shall survive the termination of the Note Purchase Agreement.

         In the event that the Obligations are fully repaid in cash by the Issuer on or before 5:00 p.m., New York time, January 26, 2004 (the "18-Month Date"), the Warrants will cease to be exercisable with respect to a number of shares of Common Stock equal to two-thirds of the aggregate number of shares of Common Stock then underlying the Warrants (the "18-Month Clawback"). Furthermore, in the event that the Obligations are not fully repaid in cash on or before January 26, 2004, but are fully repaid in cash by the Issuer on or before 5:00 p.m., New York time, July 26, 2004 (the "24-Month Date"), the Warrants will cease to be exercisable with respect to a number of shares of Common Stock equal to one-half of the aggregate number of shares of Common Stock then underlying the Warrants (the "24-Month Clawback" and, together with the 18-Month Clawback, the "Clawback"). Due to the Clawback, Pegasus Partners currently has the right to purchase only one-third of the shares of Common Stock underlying the Warrants, or 981,517 shares. However, if the Obligations are not repaid in full and in cash on or before the 18-Month Date, Pegasus Partners will have the right to purchase an aggregate of 1,472,276 shares, and, if the Obligations are not repaid in full and in cash on or before the 24-Month Date, Pegasus Partners will have the right to purchase an aggregate of 2,944,552 shares.

         Under the current rules of the Nasdaq Stock Market ("Nasdaq"), the Issuer must obtain the approval of its stockholders by an affirmative vote of a majority of the total votes cast on a proposal to issue the shares of Common Stock underlying the Warrants (the "Stockholder Approval") in order to issue in excess of 1,516,479 shares of Common Stock (equal to 19.99% of the number of shares of Common Stock issued and outstanding on July 26, 2002 (such number of shares subject to adjustment for stock splits, reverse stock splits, stock dividends and similar events affecting the Common Stock, the "Maximum Issue")) to the holders of the Warrants. If the Issuer has not obtained the Stockholder Approval (assuming such Stockholder Approval is still required by Nasdaq or any successor organization), and the holders of the Warrants wish to exercise the Warrants for more than the Maximum Issue, the holders of 50% or more of the Warrants may require the Issuer to either (i) use all commercially reasonable efforts to obtain the Stockholder Approval in a timely manner and, if the Issuer fails to obtain such Stockholder Approval, issue to the holders of the Warrants Warrant Shares and Notes as set forth in clause (b), or (b) issue to the holders wishing to exercise the Warrants a number of Warrant Shares that, together with Warrant Shares for which the Warrants had previously been exercised, is equal to the Maximum Issue and issue additional Notes, or, if such issuance is to occur after July 25, 2007, notes with a term of four years and 364 days otherwise having substantially the same terms and conditions as the Notes, to such holders in an amount equal to (x) a number of shares of Common Stock equal to the difference between the aggregate number of Warrant Shares for which the Warrants are being exercised on such date, less the Maximum Issue, multiplied by (y) the greater of (1) the

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   8  of   11   Pages
------------------------                             ---------------------------

difference between the Current Market Price (as defined in the Warrants) of the Common Stock and the Exercise Price and (2) $.10. Any notes issued to the holders of the Warrants pursuant to this provision of the Warrants shall contain certain covenants set forth in the Warrants in lieu of the covenants contained in the Note Purchase Agreement.

         The holders of the Warrants are entitled, under the terms of the Warrants, to receive certain distributions from the Issuer made to the holders of Common Stock as if the shares then underlying the Warrants had been purchased by the holders of the Warrants and the applicable Warrant Shares had been issued and outstanding on such date. However, any distributions to which the holders would be entitled with respect to Warrant Shares that are then subject to the Clawback will be placed in an escrow account with an independent third party.

         The description of the Warrants contained herein is qualified in its entirety by reference to the copies of the Warrants included as Exhibits 2 and 3 hereto, which are incorporated herein by reference.

         Registration Rights Agreement.

         In connection with the Warrants, the Issuer and Pegasus Partners entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of July 26, 2002, a copy of which is filed as Exhibit 4 hereto.

         Holders of more than 50% of the Registrable Securities (as defined in the Registration Rights Agreement) of the Issuer may at any time after July 26, 2002 request the Issuer to prepare and file a registration statement in order to register the Registrable Securities, subject to certain restrictions (each, a "Demand Registration"). Pegasus Partners has the right to an unlimited number of such Demand Registrations, but the Issuer is required under the Registration Rights Agreement to pay all expenses associated with the first two of such Demand Registrations.

         If the Issuer plans to file a registration statement, with certain exceptions, it must notify each Securityholder (as defined in the Registration Rights Agreement), and each Securityholder may elect to register such Securityholder's shares under such registration statement (a "Piggyback Registration"). The Issuer is required to cover all expenses related to any Piggyback Registration.

         The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the copy of the Registration Rights Agreement included as Exhibit 4 hereto, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a) - (c) Pegasus Partners owns Warrants to purchase 2,944,552 shares of Common Stock that are currently exercisable with respect to 981,517 shares of Common Stock. Assuming that the Issuer fails to repay the Obligations fully and in cash by January 26, 2004, Pegasus Partners will gain beneficial ownership over an additional 490,759 shares of Common Stock, at which time Pegasus Partners will beneficially own 1,472,276 shares of Common Stock. Assuming that the Issuer fails to repay the Obligations by July 26, 2004, Pegasus Partners will gain beneficial ownership over an additional 1,472,276 shares of Common Stock, bringing the aggregate beneficial ownership to 2,944,552 shares of Common Stock.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as provided in the Note Purchase Agreement, the Warrants and the Registration Rights Agreement, neither Pegasus Partners nor, to the best of Pegasus Partners' knowledge, any of the persons referred in Schedule 1 attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   9  of   11   Pages
------------------------                             ---------------------------
the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Note Purchase Agreement, dated as of July 26, 2002, by and between Pegasus Partners II, L.P. and Cannondale Corporation.

          2. Detachable Warrant, dated as of July 26, 2002, issued by Cannondale Corporation in favor of Pegasus Partners II, L.P.

          3. Springing Warrant, dated as of July 26, 2002, issued by Cannondale Corporation in favor of Pegasus Partners II, L.P.

          4. Registration Rights Agreement, dated as of July 26, 2002, by and between Pegasus Partners II, L.P. and Cannondale Corporation.

          5.   Joint Filing Agreement dated as of August 2, 2002.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   10  of  11   Pages
------------------------                             ---------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2002.

                               PEGASUS PARTNERS II, L.P.

                               BY:  PEGASUS INVESTORS II, L.P.,
                                    ITS GENERAL PARTNER

                               BY:  PEGASUS INVESTORS II GP, LLC,
                                    ITS GENERAL PARTNER


                               By:  /s/  David Uri
                                  -----------------------------------------
                                   Name:   David Uri
                                   Title:  Vice President


                               PEGASUS INVESTORS II, L.P.

                               BY:  PEGASUS INVESTORS II GP, LLC,
                                    ITS GENERAL PARTNER


                               By:  /s/   David Uri
                                  -----------------------------------------
                                   Name:   David Uri
                                   Title:  Vice President


                               PEGASUS INVESTORS II GP, LLC

                               By:   /s/  David Uri
                                  -----------------------------------------
                                   Name:   David Uri
                                   Title:  Vice President

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                                       13D
------------------------                             ---------------------------
CUSIP No. 137798104                                  Page   11  of   11   Pages
------------------------                             ---------------------------




                                  EXHIBIT INDEX

  EXHIBIT NO.                      DESCRIPTION

     1 Note Purchase Agreement, dated as of July 26, 2002, by and between Pegasus Partners II, L.P. and Cannondale Corporation.

     2 Detachable Warrant, dated as of July 26, 2002, issued by Cannondale Corporation in favor of Pegasus Partners II, L.P.

     3 Springing Warrant, dated as of July 26, 2002, issued by Cannondale Corporation in favor of Pegasus Partners II, L.P.

     4 Registration Rights Agreement, dated as of July 26, 2002, by and between Pegasus Partners II, L.P. and Cannondale Corporation.

     5         Joint Filing Agreement dated as of August 2, 2002.

                                                                     SCHEDULE 1


ITEM 2:  IDENTITY AND BACKGROUND

PEGASUS PARTNERS II, L.P.

General Partner:  Pegasus Investors II, L.P.

PEGASUS INVESTORS II, L.P.

General Partner:  Pegasus Investors II GP, LLC

PEGASUS INVESTORS II GP, LLC

Executive Officers of Pegasus Investors II GP, LLC:
----------------------------- --------------------------------------------------

            Name                    Present Principal Occupation or Employment
----------------------------- --------------------------------------------------

Craig Cogut                   President
----------------------------- --------------------------------------------------

David Uri                     Vice President
----------------------------- --------------------------------------------------

Rodney Cohen                  Vice President
----------------------------- --------------------------------------------------

Jonathan Berger               Vice President
----------------------------- --------------------------------------------------

Eileen Ambach                 Chief Financial Officer
----------------------------- --------------------------------------------------